Exhibit 99.3

Atlantica Holds Shareholders’ Meetings to Approve its Acquisition by Energy Capital Partners and Co-Investors

August 8, 2024 – Atlantica Sustainable Infrastructure plc (NASDAQ: AY) (“Atlantica” or the “Company”), announced today that it has completed the requisite meetings of its shareholders to approve its acquisition by Energy Capital Partners and a group of co-investors (the “Transaction”). Based upon the preliminary results of these meetings, the Transaction received all requisite approvals of the Company’s shareholders. Atlantica will publish the final voting results of the meetings in the coming days.

The Transaction is still subject to, among other conditions, sanction of the Transaction by the High Court of Justice of England and Wales, and regulatory approvals in different jurisdictions, including clearance by the Committee on Foreign Investment in the United States and by the Federal Energy Regulatory Commission in the United States. The Transaction is expected to close in the fourth quarter of 2024 or early first quarter of 2025.

For further information regarding the Transaction and the relevant agreements related thereto, please see the Report of Foreign Private Issuer on Form 6-K filed on May 28, 2024 by the Company, including the exhibits thereto and the Report of Foreign Private Issuer on Form 6-K filed on July 16, 2024, including the exhibits thereto. The descriptions of the Transaction and such agreements outlined above do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements which are exhibits to the abovementioned Reports of Foreign Private Issuer on Form 6-K.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as “may result”, “are expected to”, “will continue”, “is expected”, “likely to be”, “believe”, “will”, “could”, “should”, “would”, “estimated”, “may”, “plan”, “potential”, “future”, “projection”, “goals”, “target”, “outlook”, “predict”, “aim” and “intend” or words of similar meaning) or the negative of these terms or other comparable terminology are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to the Transaction and the implementation of the Scheme, the proposed timing and various actions and other conditions contemplated in respect of the Transaction and the Scheme.

The forward-looking statements in this report are subject to numerous risks, uncertainties, estimates and assumptions, including risks relating to (a) Bidco’s and Atlantica’s ability to complete the Transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and other third-party approvals, the sanction of the Scheme by the High Court of Justice of England and Wales or the satisfaction of other closing conditions to consummate the Transaction; (b) the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreement or any unanticipated difficulties or expenditures relating to the proposed Transaction; (c) risks related to diverting the attention of Atlantica’s management from ongoing business operations; (d) failure to realize the expected benefits of the Transaction; (e) significant transaction costs and/or unknown or inestimable liabilities; (f) the risk of shareholder litigation in connection with the Transaction, including resulting expense or delay; (g) Bidco’s ability to fund the cash required to consummate the Transaction; (h) risks related to future opportunities and plans for the Company, including the uncertainty of expected future regulatory filings, financial performance and results of the Company following completion of the Transaction; (i) disruption of currents plans and operations caused by the announcement of the proposed Transaction, making it more difficult to conduct business as usual or maintain relationships with current or future customers, employees or suppliers, financing sources, governmental authorities, and joint-venture partners; (j) effects relating to the announcement of the Transaction or any further announcements or the consummation of the Transaction on the market price of Atlantica’s shares and, if the Transaction is not completed, and the Company continues as a publicly-traded entity, risks that the announcement of the proposed Transaction and the dedication of substantial resources of the Company to the completion of the Transaction could have an impact on its business, strategic relationships, operating results and activities in general; (k) risk of having to pay the company termination fee pursuant to the terms of the Transaction Agreement; (l) regulatory initiatives and changes in tax laws that may impact the Transaction; (m) market volatility; and (n) other risks and uncertainties affecting Bidco and Atlantica and more. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in “Part I—Item 3.D.—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 and in any subsequent reports on Form 6-K (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements).

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results, performance or achievements, and the timing of events to differ materially from those contained or implied in any forward-looking statement.

About Atlantica

Atlantica Sustainable Infrastructure plc is a sustainable infrastructure company that owns a diversified portfolio of contracted renewable energy, storage, efficient natural gas, electric transmission and water assets in North & South America, and certain markets in EMEA (www.atlantica.com).

Chief Financial Officer	Investor Relations & Communication
Francisco Martinez-Davis	Leire Perez
E ir@atlantica.com	E ir@atlantica.com
T +44 20 3499 0465